Exhibit 2.6

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”), dated as of May 5, 2026, is made and entered into by and between GenNx360 PAG Buyer, LLC, a Delaware limited liability company (“Holder”), and VSE Corporation, a Delaware corporation (“Parent”).

WHEREAS, in connection with, and as inducement to enter into and consummate the transactions contemplated by the Stock Purchase Agreement, dated as of January 29, 2026 (the “SPA”), entered into by and among GenNx/PAG IntermediateCo Inc., a Delaware corporation (the “Company”), Holder, Parent, VSE Mach Holdco Acquisition Corp., a Delaware corporation and VSE Mach Acquisition Corp., a Delaware corporation, Holder has agreed to enter into this Agreement with respect to restrictions on transfer of the Earnout Shares (as defined in the SPA) during the Lock-up Period (as defined below). Capitalized terms used herein and not defined have the respective meanings ascribed thereto in the SPA.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

1. Lock-Up.

(a) Lock-Up. In connection with, and as a condition to, the issuance of any Earnout Shares pursuant to Section 1.7 of the SPA, during the Lock-up Period, Holder agrees not to Transfer (as defined below), or otherwise publicly disclose its intention to Transfer the Earnout Shares subject to the Lock-up Period (such shares, the “Lock-Up Shares”). “Transfer” means to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-Up Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares, whether any of these transactions are to be settled by delivery of any Lock-Up Shares or otherwise publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales with respect to Lock-Up Shares.

(b) Lock-Up Period. “Lock-up Period” means the period commencing on the date the Earnout Shares are issued to Holder pursuant to the SPA (such date, the “Earnout Payment Date”) and ending on (i) with respect to 50% of the Earnout Shares, the date that is three months after the Earnout Payment Date and (ii) with respect to next 50% of the Earnout Shares, the date that is six months after the Earnout Payment Date.

(c) Exceptions to Lock-Up. Notwithstanding the foregoing, and subject to the conditions below, the undersigned may Transfer any portion or all of their Lock-Up Shares at any time in connection with (i) Transfers to Holder’s direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)) or to the estates of any of the foregoing; (ii) Transfers to Parent or its Subsidiaries; and (iii) Transfers pursuant to a bona fide third-party tender offer, merger, exchange offer, stock sale, recapitalization, consolidation, other business combination, acquisition of assets or similar transaction, or any other transaction involving a change in control of Parent; provided, however, that in the event that such tender offer, merger, exchange offer, stock sale, recapitalization, consolidation, other business combination, acquisition of assets or similar transaction, or any other transaction involving a change in control of Parent is not completed, the Lock-Up Shares subject to this Agreement shall remain subject to this Agreement; provided, however, that, in the case of any Transfer pursuant to the foregoing clauses (i) and (iii), it shall be a condition to any such Transfer that (x) the transferee agrees to be bound by the terms of this Agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee were a party hereto; and (y) each party (transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act and the Securities Exchange Act of 1934, as amended) to make, and shall agree to not voluntarily make, any filing or public announcement of the Transfer prior to the expiration of the Lock-Up Period.

2. Transfer Agent. Holder agrees that Parent and its transfer agent and registrar are hereby authorized to (i) decline to make any Transfer of the Earnout Shares or any right to receive the Earnout Shares if such Transfer would constitute a violation or breach of this Agreement and (ii) place legends and stop transfer instructions on the Earnout Shares with respect to the transfer restrictions applicable to such shares during the Lock-up Period. At any time after the Lock-up Period, such legend shall be removed from the applicable Earnout Shares upon the request of Holder if such shares are eligible for sale under Rule 144 promulgated by the Securities and Exchange Commission pursuant to the Securities Act or pursuant to a transaction that is otherwise exempt or not subject to the registration requirements of the Securities Act or in a registered transaction.

3. No Additional Fees/Payment. Other than the consideration specifically referenced herein, the Parties agree that no fee, payment or additional consideration in any form has been or will be paid to Holder in connection with this Agreement.

4. Miscellaneous. All notices and other communications under this Agreement will be in accordance with the notice provisions of the SPA. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission, including by DocuSign, shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. This Agreement may only be amended or modified only by written agreement executed by each of the parties. This Agreement, and all claims or causes of action that may be based upon, arise out of, or related to this Agreement or the negotiation, execution or performance of this Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, in each case, without regards to any conflicts of law rules (whether the State of Delaware or any other jurisdiction) that would result in the application of the laws of any jurisdiction other than those of the State of Delaware. This Agreement is made effective as of the date first set forth above.

[Signature Page Follows]

Acknowledged and agreed, as of the date first set forth above, by:

HOLDER:

GENNX360 PAG BUYER, LLC

By:	/s/ Ronald Blaylock
Name:	Ronald Blaylock
Title:	President

PARENT:

VSE CORPORATION

By:	/s/ John A. Cuomo
Name:	John A. Cuomo
Title:	Chief Executive Officer and President

[Signature Page to Lock-up Agreement]